UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-38631

GLORY STAR NEW MEDIA GROUP HOLDINGS LIMITED

22F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing, China 100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of Independent Director

On September 14, 2020, the Board of Directors (the “Board”) of Glory Star New Media Group Holdings Limited (the “Company”) appointed Mr. Ke Chen as a member of the Board to fill the vacancy following the resignation of Ms. Joanne Ng on September 8, 2020, as disclosed in our Form 6-K filed on September 8, 2020. In addition, Mr. Chen was appointed as a member of the Company’s audit committee, nomination committee and compensation committee. Mr. Chen will serve as the chairperson of the nomination committee.

Mr. Ke Chen, age 41, is a partner at the Beijing Chang-An Law Firm (“Chang-An”), Beijing P.R. China, since 2017 and as its deputy director of the financial securities department from 2014 to 2017. Prior to that time Mr. Chen was an associate at Hogan Lovells since 2004. Mr. Chen focuses his legal practice on banking, stock securities, fund, project finance, merger and acquisition, corporate finance, foreign direct investments, outbound investments, construction, real-estate and regulatory and compliance work. Mr. Chen received a LLB in 2002 and a LLM in 2003 from the University of Buckingham.

The Board has determined that Mr. Chen satisfies the definition of “independent director” under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, and as defined by NASDAQ Rule 5605(a)(2).

In connection with Mr. Chen’s appointment, the Company entered into an independent director agreement (the “Chen Agreement”) with Mr. Chen on September 15, 2020. Under the Chen Agreement, Mr. Chen will receive annual compensation in the amount of $2,000 per month ($24,000 per year), plus reimbursement of expenses, and 2,000 ordinary shares (the “Shares”) of the Company per year of service. On September 14, 2020, the Company granted Mr. Chen 2,000 Shares pursuant to the terms of the restricted stock award agreement under the Company’s 2019 Equity Incentive Plan. 100% of the Shares shall fully vest on September 14, 2021. The foregoing description is merely a summary of the Chen Agreement and therefore does not purport to be complete and is qualified in its entirety by reference to the form of Independent Director Agreement and the form of Restricted Stock Award Agreement which are filed as Exhibits 10.1 and 10.2 respectively to our Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2020.

Except as disclosed in this Report, there are no arrangements or understandings with any other person pursuant to which Mr. Chen was appointed as an executive officer of the Company. There are also no family relationships between Mr. Chen and any of the Company’s directors or executive officers. Except as disclosed in this Report, Mr. Chen has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-237788) and Form F-3 (File No. 333-248554), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Glory Star New Media Group Holdings Limited

	By:	/s/ Bing Zhang
	Name: Title:	Bing Zhang Chief Executive Officer

Dated: September 16, 2020

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